UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JEFFERIES GROUP, INC. 520 Madison Avenue New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements and Supplemental Schedule (With Reports of Independent Registered Public Accounting Firms Thereon)

(b)	Exhibit 1 — Consent of Independent Registered Public Accounting Firm

(c)	Exhibit 2 — Consent of Independent Registered Public Accounting Firm
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN
By:	Administrative Committee

Date: May 31, 2011	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Financial Statements as of November 30, 2010 and 2009, and for the Year Ended November 30, 2010, Supplemental Schedule as of November 30, 2010, and Reports of Independent Registered Public Accounting Firms

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
EXHIBITS
Consent of Deloitte & Touche LLP
Consent of KPMG LLP
NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of
Jefferies Group, Inc. Employees’ Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) as of November 30, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of November 30, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
New York, New York
May 31, 2011

[1]

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Jefferies Group, Inc.
Employees’ Profit Sharing Plan:
We have audited the accompanying statement of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) as of November 30, 2009. The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York
May 27, 2010

[2]

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2010 and 2009

	2010	2009
ASSETS:
Participant-directed Investments, at fair value:
Cash equivalents	$1,218,570	$1,472,011
Common stock	35,815,160	54,107,238
Mutual funds	170,348,466	130,141,044
Participant loans	3,624,292	3,184,668

Total investments	211,006,488	188,904,961

Non-interest bearing cash	2,545	3,891

Prepaid expenses	—	13,253

Receivables:
Accrued dividends on common stock	—	39,057
Accrued employer contributions	6,686	3,448
Due from trustee for pending trades	—	40,669

Total receivables	6,686	83,174

Total assets	211,015,719	189,005,279

LIABILITIES:
Excess contribution payable	23,509	—
Accrued expenses	65,268	73,648

Total liabilities	88,777	73,648

Net assets available for benefits	$210,926,942	$188,931,631

See accompanying notes to financial statements.

[3]

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended November 30, 2010

ADDITIONS:
Contributions:
Participant contributions	$22,301,328
Partcipant rollover contributions	4,435,682
Employer contributions	5,191,483

Total contributions	31,928,493

Investment income:
Net appreciation in fair value of investments	15,318,025
Interest and dividends	2,585,634

Net investment income	17,903,659

Total additions	49,832,152

DEDUCTIONS:
Benefits paid to participants	29,588,418
Administrative expenses	211,007

Total deductions	29,799,425

Net increase before net transfers from related plan	20,032,727

Net transfers from related plan	1,962,584

Net increase after net transfers from related plan	21,995,311
Net assets available for benefits:
Beginning of year	188,931,631

End of year	$210,926,942

See accompanying notes to financial statements.

[4]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
1.	DESCRIPTION OF THE PLAN

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. and subsidiaries (the “Company”) covering all US based employees of the Company and employees who have US source income who have completed 3 full months of service. The Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Investments serves as the trustee of the Plan. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions — Each year, participants may voluntarily contribute pretax and /or Roth contributions as a percentage of up to 15% annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants may also make voluntary after-tax contributions up to $20,000 (changed from $12,000 as of February 1, 2010). Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs. The Company provides a fixed matching contribution for each dollar contributed by the employee on a pretax and Roth basis. In 2010 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2010.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture account. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 1 equity investment, 27 mutual funds, 2 money market funds, and a self-directed brokerage account (that primarily invests in interest-bearing cash accounts and income oriented and growth-oriented mutual funds), as investment options for participants. The equity investment is the Jefferies Company Stock Fund, which holds the common stock of Jefferies Group, Inc. Effective February 5, 2010, the Investment Technology Group, Inc. (ITG) stock was discontinued as an investment option for participants. However, participants may continue to hold ITG stock but once sold, additional shares cannot be purchased.

[5]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Vested
Years of vesting service	percentage

Fewer than two years	—%
Two years	33
Three years	67
Four years	100
Participant Loans — Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through semi-monthly payroll deductions or terminated participants who elect to continue their loan terms may elect to remit payments directly to the trustee.

Payment of Benefits — On termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Company stock the distribution will be made in the form of whole shares of Company stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

Forfeited Accounts — At November 30 ¸ 2010 and 2009, forfeited non-vested accounts totaled $454,847 and $231,277, respectively. These accounts will be used to reduce employer contributions and pay administrative expenses of the Plan. During the year ended November 30, 2010 employer contributions were reduced by $74,405 and $204,855 was used to pay administrative expenses from forfeited non-vested accounts.

[6]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, and a self-directed brokerage account. The equity security investment option consists of the common stock of Jefferies Group, Inc. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan Management believes it reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the financial statements.

Concentration of Investments — Investment in common stock of the Company comprises approximately 16% and 20% of the Plan’s investments as of November 30, 2010 and 2009, respectively.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the income earned on a daily basis and are not separately reflected. Consequently, management fees and operation expenses are reflected as a reduction of the investment return for such investment.

Administrative Expenses — All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid from Plan forfeitures. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2010 or 2009.

[7]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
Net Transfers from Related Plan — The Company also maintains an Employee Stock Ownership Plan (ESOP). Prior to July 1, 2010, the ESOP had a provision which allowed participants at least 55 years of age who had completed 10 years of service to transfer up to 25% of their ESOP holdings into the Plan. The ESOP was amended, effective July 1, 2010, to allow participants who have completed at least 4 years of service in the ESOP to transfer up to 100% of their ESOP holdings into the Plan. Transfers from the ESOP into the Plan are done through transfers of a money market mutual fund. During the year ended November 30, 2010 $1,962,584 was transferred from the ESOP to the Plan.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits.
3.	ACCOUNTING & REGULATORY DEVELOPMENTS

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 which requires reporting entity to disclose additional information on: (i) significant transfers in and out of Level 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance was effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 activities which will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Plan’s financial condition or results of operations. Management does not expect that the adoption of the guidance for Level 3 activities will have a material impact on our financial condition or results of operations.

In September 2010, the FASB issued ASU update 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans. This update clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans are currently classified as investments and presented at fair value as provided in Topic 820, Fair Value Measurements and Disclosures. The amendments in the update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The update is effective for fiscal years ending after December 15, 2010. The Plan has not yet adopted this update and management does not expect that the adoption will have a material impact on our financial condition or results of operations.
4. FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a single authoritative definition of fair value, set a framework for measuring fair value, and required disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on

[8]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize transfers between levels at the actual date that caused the transfer.
     The techniques used to value the Plan’s investments are as follows:
•	Cash Equivalents. Valued at cost which approximates fair value;

•	Common Stock. We utilize a market approach wherein we use the quoted prices in the active market for identical assets;

•	Mutual Funds. We utilize a market approach wherein we use the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds;

•	Participant Loans. Reported at the current principal outstanding (amortized cost) as the reporting date. The Company has determined that amortized cost approximates fair value.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of November 30, 2010 and 2009:

	Fair value measurements as of November 30, 2010
		Quoted prices
	Assets	in active	Significant
	measured at	markets for	Other	Significant
	fair value as of	identical	observable	Unobservable
	November 30,	assets	inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Cash Equivalents	$1,218,570	$1,218,570	—	—
Common Stock	35,815,160	35,815,160	—	—
Mutual Funds:
Domestic Stock Funds	85,153,639	85,153,639	—	—
Balanced Funds	17,418,314	17,418,314	—	—
Fixed Income Funds	21,597,532	21,597,532	—	—
International Stock Funds	17,637,697	17,637,697	—	—
Money Market Funds	25,673,991	25,673,991	—	—
Brokerage Link	2,867,293	2,867,293
Participant loans receivable	3,624,292	—	—	$3,624,292

	$211,006,488	$207,382,196	—	$3,624,292

[9]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010

	Fair value measurements as of November 30, 2009
		Quoted prices
		in active	Significant
	Assets	markets for	Other	Significant
	measured at	identical	observable	Unobservable
	fair value as of	assets	inputs	Inputs
	November 30, 2009	(Level 1)	(Level 2)	(Level 3)

Cash Equivalents	$1,472,011	$1,472,011	—	—
Common Stock	54,107,238	54,107,238	—	—
Mutual Funds:
Domestic Stock Funds	59,101,388	59,101,388	—
Balanced Funds	12,938,749	12,938,749	—	—
Fixed Income Funds	16,653,883	16,653,883	—	—
International Stock Funds	15,377,925	15,377,925	—	—
Money Market Funds	23,460,285	23,460,285	—	—
Brokerage Link	2,608,814	2,608,804
Participant loans receivable	3,184,668	—	—	$3,184,668

	$188,904,961	$185,720,293	—	$3,184,668

[10]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year end November 30, 2010:

Fair Value
Measurements
Using
Significant
Unobservable
Inputs (Level 3)
Beginning balance as of December 1, 2009	$3,184,668
Principal repayments	(1,576,245)
Loan withdrawals	2,382,696
Benefit payments	(366,827)

Ending balance as of November 30, 2010	$3,624,292

5.	INVESTMENTS

The following presents investments, that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2010 and 2009:

	2010	2009
Common stock:
Jefferies Group, Inc.	$34,018,552	$37,200,928
Mutual funds:
Fidelity Small Cap Stock Fund	10,893,485	**
Fidelity Magellan K Fund	*	13,496,985
Fidelity OTC Portfolio K Fund	38,961,562	10,904,833
Fidelity International Discovery K Fund	17,637,697	13,540,626
Fidelity Retirement Money Market Fund	18,500,172	16,631,632
Fidelity Spartan U.S. Equity Index Fund	24,723,650	21,651,615

*	The investment was not part of the Plan as of November 30, 2010.

**	This investment did not represent 5% or more of plan assets as of November 30, 2009

[11]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
During the year ended November 30, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

		2010
Common stock		$377,286
Mutual funds
	Domestic Stock Funds	$11,560,985
	Balanced Funds	1,387,320
	Fixed Income Funds	945,429
	International Stock Funds	713,295
	Brokerage Link	333,710

		$15,318,025

6.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were $167,289 for the year ended November 30, 2010.
Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund.
As of November 30, 2010 and 2009, the Plan held 1,408,636 and 1,586,393 shares respectively, of the Jefferies Company Stock Fund, which holds the common stock of the sponsoring employer, with a cost basis of $22,053,797 and $21,191,007, respectively. During the year ended November 30, 2010, the Plan recorded dividend income of $389,406 related to the Jefferies Common Stock Fund.
Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.
7.   PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

[12]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN NOTES TO FINANCIAL
STATEMENTS AS OF NOVEMBER 30, 2010 AND 2009, AND FOR THE YEAR ENDED NOVEMBER 30, 2010
8.   TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 11, 2008 that the Plan and related trust were designed in accordance with applicable sections of the Internal
Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of November 30, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan year ended November 30, 2005 is the earliest year that remains open to examination by the IRS.
9.   SUBSEQUENT EVENT
In January 2011 the Company submitted an application to the IRS for an updated determination letter.

[13]

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 Plan No. 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
November 30, 2010

	(b) Identity
	of		(d)	(e) Current
(a)	issuer	(c) Description of investment	Cost**	value
		Cash equivalents:

*	Fidelity Management Trust Company	Brokeragelink Fund (1,218,569 shares)		$1,218,570

		Common Stock:

*	Jefferies Group, Inc.	Jefferies Group, Inc. (1,408,636 shares)		34,018,552
	ITG, Inc.	ITG, Inc. (122,218 shares)		1,796,608

		Mutual funds:

	Neuberger Berman	NB High Income Bond Inv (495,247 shares)		4,585,992
	Loomis Sayles	Loomis Value Y Fund (202,122 shares)		3,520,966
	PIMCO	PIMCO Total Return Fund (863,823 shares)		9,925,329
	Columbia Small Cap	Columbia Small Cap Value I Fund (5,341 shares)		225,187
	Trust Company of the West	TCW Small Capt Growth I (13,582 shares)		373,902
	Baron	Baron Small Cap Inst (23,646 shares)		533,222
*	Fidelity Management Trust Company	Fidelity OTC Portfolio K Fund (754,776 shares)		38,961,562
*	Fidelity Management Trust Company	Fidelity International Discovery K Fund (565,855 shares)		17,637,697
*	Fidelity Management Trust Company	Fidelity Low Price K Fund (164,126 shares)		5,921,665
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (602,183 shares)		10,893,485
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (601,585 shares)		6,803,924

[14]

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 Plan No. 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
November 30, 2010

	(b) Identity
	of		(d)	(e) Current
(a)	issuer	(c) Description of investment	Cost**	value
*	Fidelity Management Trust Company	Fidelity High Income Fund (31,753 shares)		282,287
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund (21,664 shares)		247,185
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2000 (4,323 shares)		50,144
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2005 (2,831 shares)		34,741
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2010 (23,426 shares)		291,423
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2015 (31,867 shares)		397,386
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2020 (180,467 shares)		2,315,395
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2025 (166,081 shares)		2,152,416
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2030 (239,965 shares)		3,143,545
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2035 (235,898 shares)		3,109,142
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2040 (206,841 shares)		2,738,571
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2045 (136,266 shares)		1,813,696
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2050 (84,435 shares)		1,124,670
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Fund (18,500,172 shares)		18,500,172
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund (7,173,819 shares)		7,173,819
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund (589,500 shares)		24,723,650
*	Fidelity Management Trust Company	Brokeragelink Fund (2,753,468 shares)		2,867,293

[15]

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 Plan No. 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
November 30, 2010

(b) Identity
	of		(d)	(e) Current
(a)	issuer	(c) Description of investment	Cost**	value
Participant loans:

*	Participant loans	maturities 2010-2020 at interest rates ranging from 3.75% to 8.00%

3,624,292

	Totals			$211,006,488

*	Party-in-interest investment.

**	Cost information is not required for participant directed investments and therefore is not included

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